Rofin-Sinar Technologies Inc.
                                                40984 Concept Drive
                                                Plymouth, MI 48170




March 11, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:  Mr. Kevin L. Vaughn

Re:    Rofin-Sinar Technologies Inc.
       Form 10-K for the fiscal year ended September 30, 2007
       File No. 000-21377

Dear Mr. Vaughn:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the "SEC" or the "Staff") with respect to the above-referenced Form 10-K for the fiscal year ended September 30, 2007 of Rofin-Sinar Technologies Inc. (the "Company") in the letter dated February 28, 2008 (the "Comment Letter") addressed to Ms. Ingrid Mittelstaedt, Chief Financial Officer of the Company.

I am writing to respond on behalf of the Company to the comments and indicate changes that will be made in future filings with the SEC. The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below for your reference.

Form 10-K for the fiscal year ended September 30, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Currency Exchange Rate Fluctuations, page 34

1.    Staff's Comment

      We note that you are presenting net sales, gross profit and income from operations based on prior years' exchange rates. These amounts appear to be non-GAAP measures for which you should present all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K for each non GAAP measure. Please revise future filings to remove the non-GAAP measures or provide the required disclosures.

      Company's response to staff comment

      The Company acknowledges the Staff's comment and states that the Company will include all the disclosures required by Item 10(e)(1)(i) of Regulation S-K where non-GAAP measures are included.


      Item 10(e)(1)(i) requires a presentation, with equal or greater prominence, of the most directly comparable financial measures calculated and presented in accordance with GAAP.

      The Company states supplementally that to the extent that it will include a table similar to that on page 35 of its Form 10-K for the fiscal year ended September 30, 2007 in future filings, it will revise the column headings to expressly include "GAAP" and "Non-GAAP" references as follows:

                      Fiscal Year 2007   Fiscal Year 2006   Fiscal Year 2005
                     ------------------ -----------------  -----------------
                               Non-GAAP           Non-GAAP           Non-GAAP
                        GAAP   Constant   GAAP    Constant    GAAP   Constant
                       Actual  Currency  Actual   Currency   Actual  Currency
                      -------  -------- --------  --------  -------- --------
                                          (in millions)
         Net sales    $ 479.7  $ 452.9   $ 420.9  $ 429.7   $ 375.2  $ 363.8
         Gross profit   203.3    193.9     178.3    181.4     153.0    149.4
         Income from
           operations    84.7     82.0      73.9     74.8      59.0     58.4


      The Company further states supplementally that it believes that the Three paragraphs immediately following the table on page 35 of its Form 10-K for the fiscal year ended September 30, 2007 provide a reconciliation of the GAAP and non-GAAP measures that satisfies the requirements of Item 10(e)(1)(i)(B) of Regulation S-K.

      The Company also states supplementally that it believes that the first three paragraphs under the title "Currency Exchange Rate Fluctuations" beginning on page 34 of its Form 10-K for the fiscal year ended September 30, 2007 provide the reasons why the registrant's management believes that presentation of the non-GAAP financial measures provide useful information to investors regarding the Company's financial condition and results of operations that satisfies the requirements of
      Item 10(e)(1)(i)(C). However, to the extent that the Company will include a table similar to that on page 35 of its Form 10-K for the fiscal year ended September 30, 2007 in future filings, the Company will add a paragraph before the table to explain more clearly why management believes that the non-GAAP financial measures provide useful information to investors, as follows:





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

        The Company defines the term "constant currency" to mean that financial data for a period are translated into U.S. Dollars using the same foreign currency exchange rates that were used to translate financial data for the previously reported period. Changes in net sales, gross profit and income from operations include the effect of fluctuations in foreign currency exchange rates. The Company's management reviews and analyzes business results on a constant currency basis and believes these results better represent the Company's underlying business trends without distortion due to currency fluctuations. The Company believes that this "constant currency" financial information is a useful measure for investors because it indicates actual changes in operations. The following chart compares our net sales, gross profit and income from operations for each of fiscal 2005, 2006, and 2007 to the equivalent financial results calculated on a "constant currency" basis. Because this "constant currency" financial information does not conform to generally accepted accounting principles, it is presented under the caption "Non-GAAP constant currency"


Item 13. Certain Relationships and Related Party Transactions and Director Independence, page 41

2.    Staff's Comment

      We note disclosure in this section appears to be identical to your disclosure in Note 12 on page F-23 to your financial statements. In future filings where you provide the disclosure requested by item 404(a) of Regulation S-K, please clearly identify all information as required by this Item with respect to such relationships, including the parties to the transactions. Please tell us whether the "minority shareholders" identified in paragraphs 2-5 and 8 are minority shareholders in the registrant or otherwise.

      Company's response to staff comment

      The Company acknowledges the staff's comment and supplementally provides the following information:

      The only transaction disclosed in Item 13 that meets the criteria of
      Item 404(a) is the lease transaction between the Company and Mr. Baasel, who is a member of the Company's Board of Directors, regarding the facility in Starnberg, Germany. The Company believes that the disclosure provided with respect to this transaction satisfied the requirements of Item 404(a) of Regulation S-K.

      All other information disclosed in Item 13 pertains to parties that do not meet the criteria of Item 404(a).

      The "minority shareholders" identified in paragraphs 2-5 and 8 are not minority shareholders of the registrant, but instead are minority shareholders of entities acquired by the Company. To the extent that future filings continue to include disclosures regarding these entities, we will clearly indicate that they are not minority shareholders of the registrant following each paragraph.



3.    Staff's Comment

      Please provide the disclosure requested under Item 404(b) of Regulation S-K in future filings.

      Company's response to staff comment

      The Company acknowledges the staff's comment, and will provide the disclosure requested by Item 404(b) in future filings.



Note 1 - Summary of Significant Accounting Policies, page F-8

(c) - Cash Equivalents and Short Term Investments, page F-10

4.    Staff's Comment

      We note that at September 30, 2007 you have classified $109.8 million as short-term investments. Please address the following:

      * Revise future filings to provide any disclosures required by paragraphs 19-22 of SFAS 115.
      * Tell us the cost and fair value of auction rate securities you held at September 30, 2007.
      * Tell us and revise future filings to disclosure how you determine the value of the underlying credit for your auction rate securities. In this regard, tell us what impact the recent uncertainties in the credit market have had on your portfolio.
      * Tell us whether you hold any auction rate securities for which auctions have been unsuccessful and if so, tell us what impact this has had on the liquidity of your portfolio.

      Company's response to staff comment

      As required by the Staff, future filings will provide the disclosures required by paragraphs 19-22 of SFAS 115.

      At September 30, 2007, the Company determined that fair value of auction rate securities was equal to the costs basis of these securities, which was approximately $109.4 million.

      The underlying assets of the municipal auction rate securities we hold are generally student loans guaranteed by the U.S. government. We determine the value of the underlying credit of auction rate securities we hold by the specific identification method.

      As requested by the Staff, future filings will disclose how we determine the value of that underlying credit for the auction rate securities. Due to actions the Company has taken to reduce its holdings of auction rate securities, the recent uncertainties in the credit market have not had a material adverse impact on our portfolio. Further, as of the date of this letter, we do not believe the carrying values of our remaining holdings of municipal auction rate securities are impaired, and we will continue to monitor the situation. In addition, we believe that we will be able to liquidate these investments without significant loss within the next 12 months. We are continuing to monitor the credit markets and may reclassify some or all of these securities from current assets to long-term assets in the future.

      Through auctions completed, at various times during the quarter ended December 31, 2007, the Company reduced its holdings of auction rate securities to approximately $36.7 million at December 31, 2007. All such auctions resulted in sales, for cash, at par value.
      Subsequent to December 31, 2007, the Company further sold, for cash, additional auction rate securities in completed auctions. These additional sales, all of which were priced at par value, reduced the Company's holding of auction rate securities to approximately $11.6 million at February 29, 2008. At February 29, 2008, the Company held five individual auction rate securities, four of which the Company unsuccessfully attempted to resell in failed auctions in February 2008. The Company does not believe that the remaining balance of auction rate securities represent a significant portion of the Company's total liquidity.


(s) - Shipping and Handling Costs, page F-14

5.    Staff's Comment

      We note that revenue received from shipping and handling fees is reflected in net sales. Please tell us and revise future filings to also disclose your policy relating to shipping and handling costs. Refer to paragraph 6 of EITF 00-10.

      Company's response to staff comment

      In response to the SEC Staff's comment, the Company will revise future filings to disclose the policy relating to shipping and handling fees and costs. This disclosure will be revised as follows:

      The Company accounts for shipping and handling fees and costs in accordance with Emerging Issues Task Force ("EITF") Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs". In accordance with EITF No. 00-10, revenue from shipping and handling fees is reflected in net sales and shipping and handling costs are reflected in cost of sales.



Note 13 - Geographic Information, page F-24

6.    Staff's Comment

      Please revise future filings to include disclosure of long-lived assets be geographical area. In this regard, please note that the guidance in Question 22 of the FASB Staff Implementation Guidance on Applying FASB Statement 131 states that intangible assets should not be included in this disclosure.

      Company's response to staff comment

      In response to the staff's comment, future filings we will include long-lived assets by geographical area and will eliminate intangible assets from the Geographic Information disclosure, as requested.




Note 17 - Subsequent Events, page F-28

Share Split and Buyback Program, page F-28

7.    Staff's Comment

      We note that your Board of Directors approved a 2-for-1 for shareholders of record as of November 22, 2007. Given that the date of record for the stock split was prior to the release of your financial statements, it appears that this stock split should have been presented retroactively in your financial statements for the fiscal year ended September 30, 2007. Please revise future filings to retroactively present any stock splits and stock dividends effected after the date of the latest balance sheet presented, but before the release of the financial statements. For reference see SAB Topic 4C.










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

      Company's response to staff comment

      In response to the Staff's comment, we supplementally submit that although the 2-for-1 stock split was for shareholders of record as of November 22, 2007, it was not effective until December 5, 2007. Since the 10-K was issued on November 29, 2007, before the effective date of the stock split, we did not feel that it should be applied retroactively in the financial statements for the year ended September 30, 2007. In future filings, the Company will give retroactive effect to any stock split under the circumstances described in SAB Topic 4C. We note that the financial statements and accompanying notes included in the 10-Q for the period ended December 31, 2007 have been adjusted to reflect the 2-for-1 stock split effected on December 5, 2007.



We acknowledge that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Any questions regarding this letter may be directed to my assistant Cindy Denis, at 734-416-0206. We can also be reached at the following address:
40984 Concept Drive, Plymouth, MI 48170.


Sincerely,

/s/ Ingrid Mittelstaedt
----------------------------

Ingrid Mittelstaedt
Chief Financial Officer
Executive Vice President, Finance
and Administration, and Treasurer
Rofin-Sinar Technologies Inc.